

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2014

Via E-mail
Mr. Toby McBride
President and Chief Financial Officer
High Performance Beverages Company
5137 E. Armor St.
Cave Creek, AZ 85331

Re: High Performance Beverages Company
Form 10-K for the Fiscal Year Ended July 31, 2013
Filed December 31, 2013
File No. 000-54973

Dear Mr. McBride:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Jim B. Rosenberg

                                    Jim B. Rosenberg
                                    Senior Assistant Chief Accountant